SECUR

17009851

SEC FILE NUMBER
8-66471

SEC Mail Processing Section
MAR - 1 2017
Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 BROADWAY
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frederick Ferraro (212) 993-7350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

工银金融服务有限责任公司
INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES LLC
Address: 1633 Broadway, 28th Floor, New York, NY 10019
Tel:+1 212 993 7300 www.icbkfs.com

AFFIRMATION

I, Frederick Ferraro, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Industrial and Commercial Bank of China Financial Services LLC (wholly owned subsidiary of Industrial and Commercial Bank of China Limited) as of December 31, 2016, are true and correct. I further affirm that neither Industrial and Commercial Bank of China Financial Services LLC nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Frederick Ferraro
Signature

CFO
Title

Subscribed and sworn to me on this 28th day
of February, 2017

Casey L Candelaria
Notary Public

NOTARY PUBLIC
CASEY L CANDELARIA
No. 01CA6329781
Exp. 08/31/2019
NEW YORK COUNTY
STATE OF NEW YORK

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

Table of Contents

This report ** contains (check all applicable boxes):

INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES LLC
(A WHOLLY OWNED SUBSIDIARY OF INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

Filed as PUBLIC information pursuant to subparagraph (e)(3) of Rule 17a-5.

Industrial and Commercial Bank of China Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Index to Statement of Financial Condition
December 31, 2016

Page

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Industrial and Commercial Bank of China Financial Services LLC:

We have audited the accompanying statement of financial condition of Industrial and Commercial Bank of China Financial Services LLC (the Company) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Industrial and Commercial Bank of China Financial Services LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2017

Industrial and Commercial Bank of China Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	90,395,067
Securities purchased under agreements to resell, net		25,582,595,368
Securities borrowed		7,966,002,952
Deposits with clearing organizations		325,195,473
Receivables:		
Customers		196,342,819
Broker-dealers and clearing organizations		1,972,604,913
Secured demand note receivable		100,000,000
Interest and dividends receivable		3,931,350
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $10,237,086		9,975,829
Other assets		14,422,907
Total assets	$	36,261,466,678
Liabilities and Member's Capital		
Liabilities:		
Short term borrowings	$	400,000,000
Securities sold under agreements to repurchase, net		29,346,938,156
Securities loaned		4,069,431,182
Payables:		
Customers		269,266,937
Broker-dealers and clearing organizations		1,904,393,564
Deferred tax liability		5,100,286
Interest and dividends payable		4,501,505
Other liabilities		22,546,985
		36,022,178,615
Borrowings subordinated to claims of general creditors		100,000,000
Member's capital		139,288,063
Total liabilities and member's capital	$	36,261,466,678

The accompanying notes are an integral part of the Statement of Financial Condition

(1) Organization and Nature of Business

Industrial and Commercial Bank of China Financial Services LLC (the "Company") is a wholly owned subsidiary of Industrial and Commercial Bank of China Limited (the "Parent"). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is to offer securities clearing, processing and financing services to clients.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of ninety days or less, which may include federal funds sold on an overnight basis. The Company maintains amounts due from banks which, at times, exceed federally insured limits.

(c) Receivables from Customers/Payables to Customers

Receivables from customers and Payables to customers include amounts due on regular way securities transactions and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected in the Statement of Financial Condition. Customer transactions that are failed to be received or delivered are recorded in Receivables from and Payables to broker-dealers and clearing organizations on the Statement of Financial Condition.

(d) Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

The Company files federal tax returns on a stand-alone basis and is included in the combined New York State and City Article 9A return with the Parent and its affiliates. Pursuant to a tax sharing arrangement with the Parent and certain affiliates, the Company establishes an intercompany payable/receivable for any current state and local taxes. Deferred tax is provided in full, using the balance sheet method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(e) Collateralized Transactions

(i) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, contractual amounts approximate fair value. It is the policy of the Company to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Company in the event of default by the counterparty. All repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty. Accrued interest income and interest expense are reported as part of Securities purchased under agreements to resell and Securities sold under agreements to repurchase, respectively, on the Statement of Financial Condition.

(ii) Securities Borrowed and Loaned Transactions

Securities borrowed and loaned transactions are accounted for as collateralized financing transactions. The Company pledges cash or securities (typically U.S. Treasuries) to collateralize securities borrowed transactions, and will receive cash or securities (typically U.S. Treasuries) to collateralize securities loaned transactions. Cash collateral transactions are recorded at their contracted amount (the amount of cash collateral advanced or received). Securities borrowed transactions collateralized by securities are off-balance sheet.

Securities borrowed transactions require the Company to deposit collateral with the lender in excess of the market value of the securities borrowed. The fair value of securities borrowed and loaned is monitored daily and additional collateral is obtained or refunded when appropriate to protect the Company in the event of default by the counterparty.

Rebates earned or paid on securities borrowing or lending transactions are shown in the caption Interest and dividends receivable or Interest and dividends payable, respectively, on the Statement of Financial Condition.

All securities borrowed and loaned transactions are subject to an enforceable master netting agreement that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

(f) ***Fair Value of Financial Instruments***

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term secured receivables, including securities borrowed and securities purchased under agreements to resell. Similarly, the Company's short-term liabilities, such as securities loaned and securities sold under agreements to repurchase, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight and, accordingly, their fair values are not materially affected by changes in interest rates or market movements. Subordinated borrowings are recorded at contracted amounts, approximating fair value.

(g) ***Derivative Instruments***

The Company utilizes interest rate futures to manage interest rate risk on certain of its reverse repurchase agreements positions.

As part of its clearing activities for its clients, the Company will facilitate forward repurchase agreements between the client and third parties. In accordance with the requirements of the clearing exchange, the Company is required to act as a principal in these transactions prior to settlement date. The Company accounts for these transactions as forward contracts and monitors the change in the fair value of the contracts for recognition in the Statement of Financial Condition.

In addition, the Company will facilitate forward mortgage-backed securities transactions for its clients. The Company acts as a principal prior to settlement date. The Company accounts for these transactions as forward contracts and monitors the change in the fair value of the contracts for recognition in the Statement of Financial Condition.

(h) ***Foreign Currencies***

The Company has cash on deposit with banks, as well as payables to customers and counterparties, denominated in foreign currencies. These assets and liabilities are translated at closing exchange rates at December 31, 2016.

(i) ***Other***

The Company engages in margin lending to clients that allows the client to borrow against the value of qualifying securities and is included within Receivables from customer and broker-dealer in the Company's Statement of Financial Condition. Client receivables generated from margin lending activities are collateralized by client-owned securities held by the Company.

The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires clients to deposit additional collateral, or reduce positions, when necessary. Margin loans are extended on a demand basis and are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account, and overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk. Additionally, positions related to concentrated or restricted positions require a review of any legal impediments to liquidation of the underlying collateral. Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral policies significantly limits the Company's credit exposure in the event of a client default. The Company may request additional margin collateral from clients, if appropriate, and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers.

At December 31, 2016, cash and securities of $325,195,473 and $123,693,434, respectively, were deposited with clearing organizations. Additionally, securities of $129,218,741 were segregated under federal and other regulations. Securities deposited with clearing organizations or segregated under federal and other regulations or requirements are primarily sourced from Reverse repurchase agreements in the Company's Statement of Financial Condition.

(k) *Accounting Developments*

Revenue from Contracts with Customers (ASC 606)

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. ASU No. 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. The ASU also provides guidance on accounting for certain contract costs, and requires new disclosures. ASU No. 2014-09, as amended by ASU No. 2015-14, ASU No. 2016-08, ASU No. 2016-10 and ASU No. 2016-12, is effective for annual reporting periods beginning after December 15, 2017. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is still evaluating the effect of the ASU on its Statement of Financial Condition.

Leases (ASC 842)

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense in the statements of earnings. In addition, ASU No. 2016-02 requires expanded disclosures about the nature and

terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted. The Company is still evaluating the effect of the ASU on its Statement of Financial Condition.

(3) Securities Financing

The table below presents the gross and net resale and repurchase agreements and stock borrow and stock loan transactions, and the related amount of netting with the same counterparty under enforceable netting agreements ("counterparty netting") included in the Statement of Financial Condition. All of the gross carrying values of these arrangements are subject to enforceable netting agreements. The table below also presents the amounts not offset in the Statement of Financial Condition.

	As of December 31, 2016	
(in millions)	**Assets** **Securities purchased under agreements to resell**	**Liabilities** **Securities sold under agreements to repurchase**
Amounts included in the Statement of Financial Condition		
Gross carrying value	$ 91,240	$ 95,004
Counterparty netting	(65,657)	(65,657)
Net	$ 25,583	$ 29,347

(in millions)	**Stock Borrow**	**Stock Loan**
Amounts included in the Statement of Financial Condition		
Gross carrying value	$ 7,966	$ 4,069
Counterparty netting	-	-
Net	$ 7,966	$ 4,069

The following table presents the net amount of financial assets and liabilities subject to enforceable master netting agreements, "MNA".

December 31, 2016 (in millions)	Net amount included on the Statement of Financial Condition	Financial Instruments Collateral (1)	Net Exposure
Financial assets subject to enforceable MNA			
Securities borrowed	$ 7,966	$ 7,966	$ -
Securities purchased under agreements to resell	25,583	25,583	-
Total	$ 33,549	$ 33,549	$ -
Financial liabilities subject to enforceable MNA			
Securities loaned	$ 4,069	$ 4,069	$ -
Securities sold under agreements to repurchase	29,347	29,223	124
Total	$ 33,416	$ 33,292	$ 124

(1) The total amount reported in financial instruments collateral is limited to the amount of the related instruments presented in the Statement of Financial Condition and therefore any over-collateralization of these positions is not included.

The following tables present gross obligations for repurchase agreements and securities loaned transactions received as collateral by remaining contractual maturity and class of collateral pledged.

		At December 31, 2016				
		Remaining Contractual Maturity (In Millions)				
		Overnight or Continuous	Less than 30 days	30-90 days	Over 90 days	Total
Repurchase Agreements	(1)	$ 1,833	$ 90,267	$ 1,550	$ 1,354	$ 95,004
Securities Loaned		2,415	1,554	100	-	4,069
Gross amount of secured financing included in the above offsetting disclosure		$ 4,248	$ 91,821	$ 1,650	$ 1,354	$ 99,073

Secured Financing by the Class of Collateral Pledged	At December 31, 2016
Securities sold under agreement to repurchase (1)	
U.S. government and agency securities	$ 84,185
State and municipal securities	29
Asset - backed securities	10,600
Corporate and other debt	130
Corporate equities	-
Other	60
Total Securities sold under agreement to repurchase	$ 95,004
Securities loaned	
U.S. government and agency securities	$ 1,254
State and municipal securities	-
Asset - backed securities	-
Corporate and other debt	400
Corporate equities	2,415
Other	-
Total Securities loaned	$ 4,069

(1) Amounts presented on a gross basis, prior to netting as shown on the Company's Statement of Financial Condition.

In the normal course of business, the Company obtains securities under agreements to resell and securities borrowed on terms which permit it to resell or lend the securities to others. At December 31, 2016, the Company obtained via either secured borrowings or reverse repurchase agreements securities with a fair value of $35,005,538,560, of which approximately $34,470,978,816 have been either sold under agreements to repurchase or lent to others in connection with the Company's activities.

In addition, at December 31, 2016, the Company has off-balance sheet securities borrowed of $2,144,833,855 collateralized by securities pledged of $2,144,833,855.

(4) Derivative Instruments

The Company enters into interest rate futures to manage interest rate risk on individually identified reverse repurchase agreements. There were no interest rate futures positions outstanding at December 31, 2016.

The Company enters into forward starting reverse repurchase agreements (agreements that have an extended settlement term) that are primarily secured by collateral from U.S. government securities. At December 31, 2016, the Company recorded reverse repurchase and repurchase agreements of $1,155,910,000 and $1,155,910,000, respectively.

The Company enters into forward settlement US agency mortgage-backed securities (transactions with an extended settlement term). At December 31, 2016, the Company recorded buy and sell transactions of $42,280,000 and $42,280,000, respectively.

(5) Intangible Assets

Under the provisions of ASC 350, *Intangibles – Goodwill and Other*, for intangible assets not subject to amortization, the Company evaluates on an annual basis whether the fair value is greater than the carrying value of such assets. The Company has concluded that the fair value is greater than the carrying amounts of such assets. Intangible assets not subject to amortization consisting of customer relationships amounted to $8,480,450 at December 31, 2016, and are included in Other assets in the Statement of Financial Condition.

(6) Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2016 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 1,871,671,517	$ 1,838,360,332
Receivable from and payable to clearing organizations	72,705,034	4,681,889
Receivable from and payable to broker-dealers	28,228,362	61,351,343
	$ 1,972,604,913	$ 1,904,393,564

(7) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of leasehold improvements, furniture, fixtures, computer and communication equipment, and software. Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment are provided by the straight-line method over the estimated useful life of the asset.

Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding five years.

Furniture, equipment and leasehold improvement costs are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Furniture, equipment and leaseholds consisted of the following at December 31, 2016:

Furniture, equipment, and software	$	10,907,308
Leasehold improvement		9,305,607
		20,212,915
Less: Accumulated depreciation and amortization		(10,237,086)
	$	9,975,829

(8) Related Party Transactions

In order to benefit from infrastructural cost savings, the Company shares some of the same resources with the Parent and certain affiliates as defined by service agreements.

The Parent and certain affiliates provide various clearing and administrative services to the Company, for which the Company is charged in accordance with the service level agreements. At December 31, 2016, included in Other liabilities in the Statement of Financial Condition, the Company had payables to the Parent and affiliates of $945,049 related to these services.

Pursuant to a tax sharing arrangement with the Parent and certain affiliates, the Company establishes a payable or receivable with the Parent for any current state and local taxes. At December 31, 2016, this payable amounted to $1,077,690 and was included in Other liabilities in the Statement of Financial Condition.

The Company has a committed line of credit arrangement with the Parent in the amount of $250,000,000. Draw-downs pursuant to the credit line are unsecured, and the agreement expiring on February 28, 2017 was renewed with substantially consistent terms expiring February 28, 2020. During the year and as of December 31, 2016, there were no borrowings outstanding under this agreement.

The Company also has an uncommitted short term money market lending facility with the Parent, providing overnight funds at market rates. As of December 31, 2016, there was $400,000,000 outstanding. The interest rate on this borrowing was 1.43% at December 31, 2016. Amounts borrowed under the facility are unsecured. The average balance outstanding was $435,797,222 at a weighted average rate of 1.36%.

The Company also has an uncommitted intra-day money market loan facility with the Parent, providing for intraday loans up to $1,000,000,000. The interest rate on this borrowing was 0.10% at December 31, 2016. The average balance drawn was $513,111,111 at a weighted average rate of 0.04%.

During the year, the Company transacted reverse repurchase and repurchase agreements with the Parent and affiliates. As of December 31, 2016, there was $28,993,425 of repurchase agreements outstanding with the Parent and affiliates with a weighted average interest rate of 1.50% as of December 31, 2016. There were no reverse repurchase agreements outstanding as of December 31, 2016 with the Parent and affiliates. During the year, the average balance of reverse repurchase agreements was $25,637,956 with a weighted average interest rate of 0.98%. During the year, the

average balance of repurchase agreements was $139,158,123 with a weighted average interest rate of 1.24%.

(9) Employee Benefit Plans

The Company maintains a Traditional and Roth 401(k) Plan (the "Plan"). Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing rollover distributions from other qualified plans. The Company will make a matching contribution up to 100% of the first 4% of base compensation that a participant contributes as pre-tax and after-tax contributions to the Plan. In addition, the Company will make a non-elective contribution of the lesser of 100% of the participant's contribution or 5% of a participant's base compensation.

(10) Borrowings Subordinated to Claims of General Creditors

The Company has a $100,000,000 subordinated borrowing agreement with the Parent. The borrowing has an interest rate of 0.07% and matures on October 15, 2019, which was extended from October 15, 2016.

The borrowing has been approved by FINRA and is available in computing net capital under SEC Rule 15c3-1. This borrowing is subordinated to the claims of general creditors and, to the extent it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Associated with the borrowing is a secured demand note receivable of $100,000,000 from the Parent, which is noninterest-bearing and is collateralized by U.S. Treasury securities with an estimated fair value of $110,564,814 as of December 31, 2016.

(11) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net deferred tax liability at December 31, 2016, is $3,589,328, comprised of $5,100,286 of gross deferred tax liability and $1,510,958 of gross deferred asset, included in Deferred tax liability and Other assets on the Statement of Financial Condition, respectively. Deferred tax liabilities relate principally to the excess of book over tax basis of the intangible assets and fixed assets. Federal taxes receivable of $524,980 and intercompany state taxes payable of $1,077,690 are included in Other assets and Other liabilities, respectively, in the Statement of Financial Condition.

The Company believes it is more-likely-than-not that the Company will realize the benefits of the gross deferred tax assets taken into account the scheduled reversal of deferred tax liabilities and projected future taxable income over the period on which the deferred tax assets become deductible.

As of December 31, 2016, the Company had no unrecognized tax benefits or related accrued interest and penalties.

The earliest taxable year that the Company is subject to Federal and New York State tax examination is 2013. The Company is currently under audit for New York City income tax returns for 2012-2014 tax years.

(12) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2016, the Company had net capital of $144,231,036 which was $136,725,706 in excess of required net capital of $7,505,330.

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2016, the Company's Customer reserve computation indicated a reserve requirement of $64,270,489. At December 31, 2016, the Company had qualified securities in the amount of $115,363,751 segregated in its account reserved for the exclusive benefit of customers.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Brokers ("PAB"). At December 31, 2016, the Company's PAB reserve computation indicated a reserve requirement of $28,402,523. At December 31, 2016, the Company had qualified securities in the amount of $61,581,088 segregated in its PAB reserve account.

(13) Commitments, Contingencies and Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company leases office space under an operating lease which expires in January 2021. The Company has sub-leases related to the foregoing operating lease. Future minimum lease payments during the next five years at December 31, 2016 are as follows:

Year	Gross Amount	Sublease Income	Net Amount
2017	$ 3,891,750	$ 1,457,557	$ 2,434,193
2018	3,891,750	915,368	2,976,382
2019	3,891,750	915,368	2,976,382
2020	3,891,750	610,245	3,281,505
2021	324,313	-	324,313
	$ 15,891,313	**$ 3,898,538**	**$ 11,992,775**

There are no minimum lease obligation after 2021. Occupancy lease agreements, in addition to base rentals, generally provide for operating expense escalations resulting from increased assessments for real estate taxes and other charges. Also, in accordance with the lease agreement, the Company has deposited a letter of credit with the landlord in the amount of $1,945,875 as security.

In accordance with FASB ASC 450, *Contingencies,* the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. At December 31, 2016, the Company is not aware of any outstanding contingencies that requires accrual.

(14) Credit Risk

The Company enters into short-term collateralized financing transactions and, consequently, has credit risk for the timely repayment of principal and interest. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies and the fair value of which approximates the carrying amount of the financing transactions.

The Company monitors exposure to individual counterparties and securities for concentrations above approved limits. There were no concentrations as of December 31, 2016.

(15) Subsequent Events

The Company has evaluated subsequent events for potential recognition or disclosure through the date of issuance of financial statements on February 28, 2017, noting none.